PRIMERO REPORTS FOURTH QUARTER AND FULL YEAR 2010 RESULTS;

FOURTH QUARTER OPERATIONS GENERATE A PROFIT

(Please note that all dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted. As a result of the equity financing in 2010, per share calculations for the year ended and the fourth quarter ended December 31, 2010 are based on 37 million and 88 million shares outstanding, respectively.)

Toronto, Ontario, February 24, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today reported financial and operational results for the fourth quarter and year ended December 31, 2010. The Company produced a total of 37,400 gold equivalent ounces1 at a total cash cost2 of $642 per gold equivalent ounce, or $525 per gold ounce on a by-product basis, for the period August 6 to December 31, 2010. This generated the Company’s first revenues, totaling $60.3 million in 2010 and transformed Primero from an exploration company to a gold producer.

“Revenues increased significantly during the fourth quarter, driven by higher production and reflecting Primero’s first full quarter of ownership of San Dimas,” said Mr. Joseph F. Conway, President and Chief Executive Officer. “While our full-year earnings and cash flow were impacted by significant, one-time expenses related to establishing Primero and acquiring San Dimas, we view the fourth quarter as a turn-around and indicative of positive future results. The Company is focused on organic growth and as a result is considerably increasing underground exploration and development in 2011. We have already increased reserves and resources to record levels, announced an estimated 15% increase in production in 2011 and outlined our plan to double production by 2013.

Despite the dramatic rise in silver prices, which increases our effective tax rate, the significant appreciation of gold since our launch is expected to contribute to higher after tax cash flow for 2011. At current metals prices, Primero’s operating cash flow will internally generate sufficient funds to not only build our three-year, 100% growth profile, but continue to increase our balance sheet strength.”

Fourth Quarter 2010 Highlights:

  Increased production by 14% to 24,800 gold equivalent ounces;

  Increased revenues to $41.4 million on sales of 30,500 gold equivalent ounces;

  Generated operating cash flows before non-cash working capital changes3 of $14.0 million ($0.16 per share);

  Reported net earnings of $1.8 million ($0.02 per share) and adjusted net earnings4 of $3.1 million ($0.03 per share), including non-cash items;

  Lowered total cash costs to $645 per gold equivalent ounce, or $524 per gold ounce on a by-product basis, compared to the full third quarter period;

  Increased cash and equivalents to $58.3 million at December 31, 2010.

Full-Year 2010* Highlights:

  Completed an equity financing for gross proceeds of $292 million and acquired the San Dimas mine;

  Produced 37,400 gold equivalent ounces, meeting guidance;

  Reported revenues of $60.3 million on sales of 45,400 gold equivalent ounces;

  Generated operating cash flow before working capital changes of $11.7 million ($0.32 per share);

  Incurred a net loss of $34.5 million ($0.93 per share) and an adjusted net loss4 of $7.4 million ($0.20 per share), including non-cash items;

  Reported total cash costs of $642 per gold equivalent ounce, or $525 per gold ounce on a by-product basis;

  Increased reserves and resources to record levels;

  Announced plans to double production to approximately 200,000 gold equivalent ounces by 2013.

* Operating data for San Dimas are for the period August 6 to December 31, 2010.

Strong Fourth Quarter Production Improves Cash Flow

Revenues in the fourth quarter of 2010 increased to $41.4 million compared to $18.9 million in the third quarter due to higher production and reflecting the first full quarter of ownership of the San Dimas mine. Gold production in the fourth quarter was 24,800 gold equivalent ounces, 14% above the third quarter. Fourth quarter total cash costs were $645 per gold equivalent ounce, or $524 per gold ounce on a by-product basis. The Company sold 27,300 ounces of gold at an average realized price of $1,359 per ounce and 1.1 million ounces of silver at an average realized price of $4.04 per ounce in accordance with the silver purchase agreement5.

Operating cash flow before working capital changes was $14.0 million ($0.16 per share), compared to outflows of $0.3 million ($0.11 per share), in the fourth quarter of 2009.

The Company reported fourth quarter net earnings of $1.8 million ($0.02 per share) compared to a net loss of $0.3 million ($0.11 per share) in the fourth quarter of 2009. The adjusted net earnings for the fourth quarter totaled $3.1 million ($0.03 per share) compared to an adjusted loss of $0.3 million ($0.11 per share) in the fourth quarter of 2009. The adjusted net loss primarily excludes transaction costs related to the San Dimas acquisition and a non-cash, fair value adjustment to acquisition date inventory. Non-cash stock option expense of $1.4 million ($0.02 per share) has been included in calculating adjusted net earnings.

For the twelve months ended December 31, 2010, the Company’s revenues increased to $60.3 million compared to nil in 2009. These revenues were generated over the period of August 6 to December 31, 2010, when production totaled 37,400 gold equivalent ounces at a total cash cost of $642 per gold equivalent ounce, $525 per gold ounce on a by-product basis. The Company sold 39,200 ounces of gold at an average realized price of $1,328 per ounce and 2.0 million ounces of silver at an average realized price of $4.04 per ounce in accordance with the silver purchase agreement5.

The net loss in 2010 of $34.5 million ($0.93 per share) is primarily the result of acquisition related expenses, a legal settlement and fair value adjustments made to acquisition date inventory. The adjusted net loss in 2010 was $7.4 million ($0.20 per share), compared to $0.8 million ($0.36 per share), in 2009. The adjusted net loss primarily excludes one-time costs related to the acquisition of the San Dimas Mine, a legal settlement cost and fair value adjustments made to acquisition date inventory. Non-cash stock option expense of $9.3 million ($0.25 per share) has been included in the adjusted net loss. This option expense reflects the transition of a company with five employees to an operating entity with over 1,000 employees.

Operating cash flow before working capital changes increased to $11.7 million ($0.32 per share), from outflows of $0.7 million ($0.02 per share), in 2009. The operating cash flow before working capital changes includes a one-time legal settlement payment of $11.6 million ($0.32 per share).

In 2010 the San Dimas mine produced a total of 100,300 gold equivalent ounces at a total cash cost of $584 per gold equivalent ounce, $471 per gold ounce on a by-product basis; compared to 133,900 gold equivalent ounces at a total cash cost of $407 per gold equivalent ounce, $301 per gold ounce on a by-product basis in 2009, when San Dimas was operated by Goldcorp Inc. Cash costs were higher in 2010 compared to 2009 mainly as a result of lower production.

Sustainable Capital Structure

Cash and cash equivalents increased to $58.3 million at December 31, 2010 from the September 30, 2010 balance of $55.0 million, illustrating the Company’s ability to internally fund growth while building on its balance sheet strength. Capital expenditures during the fourth quarter and full-year 2010 were $9.1 million and $11.7 million respectively.

In 2011, capital expenditures are expected to total approximately $31 million. With its cash balance and anticipated cash flows, Primero is fully funded to double production by 2013 via organic growth and also remains well positioned to take advantage of strategic growth opportunities.

As part of its disciplined corporate strategy the Company maintains a prudent level of debt. Long-term liabilities include:

  A $50 million, 6% promissory note held by Goldcorp Inc. issued as part of the consideration for the acquisition of San Dimas. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of the principal due on December 31, 2015;

  A $60 million, 3% convertible note held by Goldcorp Inc. issued as part of the consideration for the acquisition of San Dimas. Primero controls whether the convertible note is repaid in cash. The convertible note may be converted, up to the maturity date, at any time by Goldcorp, at a conversion price of Cdn$6.00 per share. On the initial maturity date, August 6, 2011, the convertible note will be repayable in cash or common shares, at the option of Primero. If on August 6, 2011, Primero serves notice to convert, Goldcorp has the right to extend the maturity date until August 6, 2012. If Goldcorp elects to extend the maturity date, the Company may pay the principal amount in cash immediately or convert the debt to shares on the August 6, 2012. The full details of the convertible note can be found in the Company’s 2010 year-end MD&A and a copy of the note can be found under the Company’s profile on SEDAR at www.sedar.com;

  A $70 million loan to fund the $80 million value added tax (VAT) that was paid to the Mexican government in connection with the San Dimas acquisition. The Company expects to recover the VAT paid from the Mexican government during 2011. Upon recovery of the VAT the Company will repay the $70 million loan and expects its cash position to increase by $10 million.

Strategy and Outlook Focused on Growth

Primero is actively pursuing all alternatives to improve its corporate profile. In 2011 the Company is pursuing a U.S. listing in order to improve the liquidity of its shares; reviewing all tax planning alternatives in order to reduce the Company’s effective tax rate; and continuing to evaluate strategic growth alternatives.

The Company’s three-year plan shows production6 at San Dimas nearly doubling to approximately 200,000 gold equivalent ounces1 before the end of 2013.

Production in 2011 is expected to increase by approximately 15% to between 110,000 and 120,000 gold equivalent ounces, based on higher grades and the positive impact of the first sales of silver at spot5. Cash costs are expected to be in the range of $550 to $570 per gold equivalent ounce, or between $350 and $370 per gold ounce on a by-product basis. It is expected to be a year of transition as underground development is advanced in order to sustain the mill at 1,900 tonnes per day. By 2012 the Company’s goal is to ensure throughput is consistently above 2,100 tonnes per day, warranting the expansion of the mill to 2,500 tonnes per day. Production in 2012 is estimated to be 25% to 30% higher than 2011 due to higher grades and throughput. Production in 2013 is expected to approach 200,000 gold equivalent ounces1 (around 130,000 to 140,000 ounces of gold and 8.0 to 8.1 million ounces of silver) representing nearly a doubling of gold equivalent production from current levels in three years. Approximately 50% of operating costs at San Dimas are fixed and as a result total cash costs are expected to trend below $450 per gold equivalent ounce over the three-year plan.

Silver Sales at Spot Expected in Second Quarter 2011

Primero reports that 1,062,500 ounces of silver were delivered to a subsidiary of Silver Wheaton Corp.5 (“Silver Wheaton”) under the amended silver purchase agreement during the fourth quarter. The Company will begin selling fifty percent of the silver produced at spot prices, after the first 3.5 million ounces of silver are delivered to Silver Wheaton each year, until the August 6 agreement anniversary. Primero has delivered a total of 2,045,000 ounces of silver and expects that at current run rates it will begin selling fifty percent of the silver produced at spot prices during the second quarter of 2011. The Company estimates that it will sell between 500,000 and 750,000 ounces of silver at spot realized prices before August 6, 2011.

Record Reserves and Resources7

The Company reported record reserves and resources as at December 31, 2010. Gold and silver reserves both increased 3% over 2009, the tenth consecutive annual reserve increase. In addition, gold resources increased 23% and silver resources increased 16%, primarily as a result of contribution from the high-grade Sinaloa Graben.

At December 31, 2010 the Company’s proven and probable gold reserves increased to 886 thousand ounces and proven and probable silver reserves increased to 62.9 million ounces.

Resources at San Dimas are quoted in addition to reserves. Inferred gold resources increased by 23% over 2009, to total 2.0 million ounces at December 31, 2010. Inferred silver resources increased by 16% over 2009, to total 179million ounces at December 31, 2010.

Commitment to Corporate Responsibility, Health & Safety Continues

Primero is pleased to report that the commitment to health and safety at San Dimas has continued through the acquisition transition. The mine achieved a reduction in the all accident frequency index during 2010, the fifth consecutive annual reduction at San Dimas.

Conference Call and Webcast Details

A conference call will be held on Thursday, February 24, 2011 at 1:00 p.m. (EST), to discuss these results. Participants may join the call by dialing North America toll free 1-866-946-0484 or 1-646-216-4773 for calls outside Canada and the U.S. and entering the participant passcode 7574914#.

A recorded playback of the call will be available until Thursday, March 24, 2011 by dialing 1-866-551-4520 and entering the call back passcode 269790#.

A live and archived webcast will also be available at www.primeromining.com.

This release should be read in conjunction with Primero’s audited year end 2010 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the fourth quarter was 336:1 based on the realized prices of $1,359 per ounce of gold and $4.04 per ounce of silver, as per the silver purchase agreement.. The ratio for the period August 6, to December 31, 2010 was 329:1. The ratio for the 2011 outlook is 211:1 based on $1,400 per ounce of gold and an average of $6.63 per ounce of silver as per the silver purchase agreement.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. In Q4 2010 the Company elected to report total cash costs on a production basis. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the 2010 year-end MD&A for a reconciliation of total cash costs to reported operating expenses.

(3) Operating cash flow before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the 2010 year-end MD&A for a reconciliation of operating cash flows to GAAP.

(4) Adjusted net loss and adjusted net loss per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the 2010 year-end MD&A for a reconciliation of adjusted net loss to reported net loss.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the total threshold amount has been delivered.

(6) Information regarding the Company’s three-year plan can be found in the Company’s January 17, 2011 news release, available on SEDAR at www.sedar.com. The three-year plan represents forward looking information. Information regarding the assumptions and risks associated with the three-year plan is available at the end of the January 17, 2011 news release, under the heading Cautionary Statement on Forward-Looking Information. Readers should carefully review all such assumptions and risks, and should not place undue reliance on forward looking information.

(7) The assumptions used in calculating the Company’s 2010 reserves were $950 per ounce gold and $15 per ounce silver, a Mexican Peso to US dollar exchange rate of 13. The assumptions used in calculating the Company’s 2010 resources were $1,100 per ounce gold and $17 per ounce silver, a Mexican Peso to US dollar exchange rate of 13. Reserves and resources were estimated by the Company and audited by Mr. Velasquez Spring, P. Eng., Senior Geologist, Watts, Griffis & McOuat, who is an independent qualified person. Detailed information regarding the estimated reserves and resources is available in the Company’s January 27, 2011 news release, available under the Company’s profile on SEDAR at www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become the next intermediate gold producer, forecasted production, statements that the Company intends to increase underground exploration and development and plans to double production by 2013, the information under the heading “Strategy and Outlook Focused on Growth, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, the assumptions set out elsewhere in this news release, the assumptions set out in the Company’s 2010 year-end Audited Financial Statements and MD&A, and in respect of the Company’s growth plans and the information under the heading “Strategy and Outlook Focused On Growth”, under the heading “Cautionary Statement on Forward-Looking Information” in the Company’s January 17, 2011 news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company’s 2010 year-end Audited Financial Statements and MD&A, and in the Company’s January 17, 2011 news releases, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months
	ended
	December 31	Year ended December 31,
	2010	2010	2009	2008
Operating Data
Tonnes of ore milled	168,875	257,230	-	-
Produced
Gold equivalent (ounces)	24,771	37,378	-	-
Gold (ounces)	21,171	31,943	-	-
Silver (million ounces)	1.21	1.79
Sold:			-	-
Gold equivalent (ounces)	30,480	45,394	-	-
Gold (ounces)	27,329	39,174
Silver (million ounces):	1.06	2.04	-	-
Average realized prices:			-	-
Gold ($/ounce):	1,359	1,328
Silver ($/ounce):	4.04	4.04	-	-
Total cash costs (per gold ounce):			-	-
Gold equivalent basis	$645	$642
By-product basis	$524	$525	-	-

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	41,425	60,278	-	-
Earnings from mine operations	13,250	14,145	-	-
Net loss	1,827	(34,487)	(783)	(644)
Basic and diluted loss per share	0.02	(0.93)	(0.36)	(0.90)
Operating cash flows before working capital changes	14,044	11,697	(660)	(153)
Assets
Mining interests	485,777	485,777	1,590	1,281
Total assets	658,150	658,150	2,800	1,584
Liabilities
Long-term liabilities	114,928	114,928	-	-
Total liabilities	227,286	227,286	170	224
Shareholders' equity	430,864	430,864	2,630	1,359
Weighted average shares outstanding (basic) (000's)	87,703	37,031	2,158	713
Weighted average shares outstanding (diluted) (000's)	89,259	37,031	2,158	713

SUMMARIZED OPERATING DATA

	Year ended December 31			Three months ended
	August 6 -
	December 31,			December	September	June 30,	March 31,	December
Operating Data (1)	2010	2010	2009	31, 2010	30, 2010	2010	2010	31, 2009
Tonnes of ore milled	257,230	612,253	673,300	168,875	145,893	152,225	145,260	166,400
Average millhead grade (gram s/tonne)
– Gold	3.98	4.46	5.36	4.01	4.03	4.45	5.47	5.89
– Silver	230	244	249	236	227	244	273	251
Average recovery rate (% )
– Gold	97%	97%	97%	97%	97%	97%	98%	98%
– Silver	94%	94%	95%	94%	94%	94%	94%	95%
Produced
– Gold equivalent (ounces)	37,378	100,266	133,851	24,771	21,790	24,764	29,334	35,465
– Gold (ounces)	31,943	85,429	113,000	21,171	18,419	20,918	24,921	30,800
– Silver (million ounces)	1.79	4.53	5.09	1.21	1.01	1.11	1.21	1.27
Sold
– Gold equivalent (ounces)	45,394	99,685	133,893	30,480	16,070	24,222	29,344	35,124
– Gold (ounces)	39,174	85,378	113,000	27,329	12,650	20,483	24,916	30,500
– Silver (million ounces)	2.04	4.37	5.10	1.06	1.02	1.08	1.21	1.26
Average realized price (per ounce)
– Gold	$1,328	$1,234	$982	$1,359	$1,205	$1,167	$1,104	$1,104
– Silver (2)	$4.04	$4.04	$4.02	$4.04	$4.04	$4.04	$4.04	$4.04
Total cash costs (per gold ounce) (2) (3)
– Gold equivalent basis	$642	$584	$407	$645	$653	$590	$467	$411
– By-product basis	$525	$471	$301	$524	$552	$484	$354	$307

(1)	The San Dimas Mine was acquired by Primero on August 6, 2010. The comparative operating data was derived from records maintained by Goldcorp Inc.

(2)

Due to a silver purchase agreement originally entered into in 2004, for the periods shown, all silver produced was sold to Silver Wheaton Caymans at a fixed price. In the future, as a result of restructuring the silver purchase agreement, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met[4].

(3)

The Company elected to report cash costs on a production basis during Q4 2010. Total cash costs reported in the Q3 2010 MD&A were reported on a sales basis and as a result will differ from the Q3 2010 cash costs quoted here and in the 2010 year-end MD&A.

(4)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” in the Company’s 2010 year-end MD&A for a reconciliation to operating expenses. By-product cash costs per gold ounce reported for the San Dimas Mine by Goldcorp Inc. for the year ended December 31, 2009, and the three months ended December 31, 2009, March 31, 2010 and June 30, 2009 were $287, $272, $374 and $457, respectively. The by-product cash costs presented in this table prior to August 6, 2010 are based on internal financial records of the San Dimas operations and are calculated on a production basis and do not contain certain inter-company transactions that were reversed for Goldcorp’s consolidated reporting. They are therefore not directly comparable to the by-product cash costs as reported by Goldcorp Inc.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Consolidated statements of operations and comprehensive income
Three month period and year ended December 31, 2010 and 2009
(In thousands of United States dollars, except for share and per share amounts)

		Unaudited				Audited
		Three months ended December 31,				Year ended December 31,
		2010		2009		2010		2009
	$		$		$		$

Revenue		41,425		-		60,278		-

Operating expenses		20,314		-		36,270		-
Depreciation, depletion and accretion		7,861		-		9,863		-
Total costof goods sold		28,175		-		46,133		-

Earnings from mine operations		13,250		-		14,145		-
General and administration expenses		(3,488)		(331)		(34,529)		(722)

Income (loss) from operations		9,762		(331)		(20,384)		(722)
Foreign exchange gain (loss)		476		(7)		(113)		(19)
Interest income		4		-		120		-
Interest expense		(1,470)		-		(3,339)		-
Other income (expense)		151		5		263		(42)

Income (loss) before income taxes		8,923		(333)		(23,453)		(783)

Income taxes
Current		4,884		-		8,645		-
Deferred		2,212		-		2,389		-
		7,096		-		11,034		-

Net income (loss)		1,827		(333)		(34,487)		(783)
Other comprehensive income
Currency translation gain		-		62		-		369
Total comprehensive income (loss)		1,827		(271)		(34,487)		(414)

Basic income (loss) per share		0.02		(0.11)		(0.93)		(0.36)
Diluted income (loss) per share		0.02		(0.11)		(0.93)		(0.36)

Weighted average number of common shares outstanding - basic		87,702,892		2,930,390		37,030,615		2,158,238

Weighted average number of common shares outstanding - diluted		89,259,208		2,930,390		37,030,615		2,158,238

PRIMERO MINING CORP.
(Formerly Mala Noche Resources Corp.)
Consolidated balance sheets
as at December 31, 2010 and 2009
(In thousands of United States dollars)

		2010		2009
	$		$
Assets
Current assets
Cash		58,298		1,018
Receivables		97,481		158
Prepaid expenses		5,165		34
Inventories		4,874		-
Total current assets		165,818		1,210

Mining interests		485,777		1,590
Future income tax asset		6,555		-
Total assets		658,150		2,800

Liabilities
Current liabilities
Accounts payable and accrued liabilities		37,358		170
Current portion of long-term debt		75,000		-
Total current liabilities		112,358		170

Asset retirem ent obligation		9,775		-
Long-term debt		103,998		-
Other long-term liabilities		1,155		-
Total liabilities		227,286		170

Shareholders'equity
Share capital		420,994		2,755
Warrants		35,396		722
Equity portion of convertible debt		1,675		-
Contributed surplus		8,654		521
Accumulated other comprehensive income		138		138
Deficit		(35,993)		(1,506)
Total shareholders' equity		430,864		2,630
Total liabilities and shareholders'equity		658,150		2,800

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Consolidated statements of cash flows
Three month period and year ended December 31,2010 and 2009
(In thousands of United States dollars)

		Unaudited				Audited
		Three months ended December 31,				Year ended December 31,
		2010		2009		2010		2009
	$		$		$		$

O perating activities
Net Earnings (loss)		1,827		(333)		(34,487)		(783)
Items not involving cash
Depreciation and depletion		7,659		8		9,661		33
Accretion expense net of asset retirement obligations paid		(537)		-		67		-
Stock-based compensation		1,429		-		9,325		71
Non-cash interest expense		1,574		-		2,515		-
Settlement of legal claim		-		-		11,597		-
Non-cash transaction costs		-		-		6,180		-
Future income taxes		2,212		-		2,389		-
Fair value adjustm ent to costs of goods sold		356		-		4,337		-
Unrealized foreign exchange loss (gain)		(476)		7		113		19
		14,044		(318)		11,697		(660)
Change in non-cash working capital		(2,527)		(43)		(73,262)		(177)
Cash provided by (used in) operating activities		11,517		(361)		(61,565)		(837)

Investing activities
Acquisition of San Dimas		-		-		(216,000)		-
Expenditures on mining interests		(8,988)		(27)		(11,150)		(115)
Cash used in investing activities		(8,988)		(27)		(227,150)		(115)

Financing activities
Proceeds on VAT loan		-		-		70,000		-
Proceeds of public offering		-		75		292,070		1,776
Share issuance costs		-		-		(17,079)		(161)
Proceeds on exercise of warrants and options		311		14		915		14
Cash provided by financing activities		311		89		345,906		1,629

Effect of foreign exchange rate changes on cash		451		75		89		131

Increase (decrease) in cash		3,291		(224)		57,280		808
Cash, beginning of period		55,007		1,242		1,018		210
Cash, end of year		58,298		1,018		58,298		1,018